Filed by Otonomo Technologies Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Software Acquisition Group Inc. II

Commission File No.: 001-39514

February 1, 2021 / 6:00 AM EDT. SOFTWARE ACQUISITION GROUP to Discuss Its Proposed Business Combination with Otonomo, Ltd.

Corporate Participants

Software Acquisition Group

Jonathan Huberman, Chairman, Chief Executive Officer & Chief Financial Officer

Mike Nikzad, Vice President of Acquisitions

Otonomo

Ben Volkow, Chief Executive Officer & Founder

Asaf Weisbrot, Chief Commercial Officer

Bonnie Moav, Chief Financial Officer

BLUESHIRT

Good morning, ladies, and gentlemen. Thank you for standing by, and welcome to the Otonomo and SOFTWARE ACQUISITION GROUP Conference Call. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by SOFTWARE ACQUISITION GROUP and may be accessed on the SEC’s website, including the exhibits.

There is an investor presentation that has been filed by SOFTWARE ACQUISITION GROUP with the SEC and that will be helpful to reference in conjunction with today’s discussion. Please review the disclaimers included therein and refer to that as the guide for today’s call.

For everyone on the phone, SOFTWARE ACQUISITION GROUP and Otonomo will not be fielding any questions on today’s call. Also, statements made during this call that are not statements of historical facts or otherwise constitute forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast.

For more information, please refer to the risks, uncertainties and other factors discussed in SOFTWARE ACQUISITION GROUP ’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in SOFTWARE ACQUISITION GROUP ’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

Hosting today’s call are:

Jonathan Huberman, Chairman, CEO and CFO of SOFTWARE ACQUISITION GROUP,

Ben Volkow, CEO and Founder of Otonomo,

Asaf Weisbrot, Chief Commercial Officer of Otonomo

Bonnie Moav, CFO of Otonomo.

With that, let me turn it over to Jonathan Huberman, CEO of SOFTWARE ACQUISITION GROUP.

Jonathan Huberman, CEO of SOFTWARE ACQUISITION GROUP

Thank you for dialing in. First of all, I want to state the obvious, we are tremendously excited about partnering with Otonomo. We established SAII to invest in a world class software company that is positioned to be a leading player in a market with enormous potential. We reviewed multiple potential partners and Otonomo stood out as the clear choice. Otonomo management not only identified the significant opportunity that exists in the large and rapidly growing automotive and mobility data space, but they have also achieved clear early market leadership. We are confident that the infrastructure and strategic roadmap that management has developed will build on Otonomo’s competitive advantage and lead to impressive growth.

Otonomo is entering into a business combination with SOFTWARE ACQUISITION GROUP. The combined company will be NASDAQ-listed with an implied post money market cap of approximately $1.4 billion at closing.

We are also very pleased to announce that we have received commitments for a primary and secondary PIPE investment of $172.5 million, led by institutional investors Fidelity Management and Research, BNP Paribas Asset Management Energy Transition Fund and Senvest Management LLC, with support from strategic investors Dell Technologies Capital and Hearst Ventures. The PIPE investment will close concurrently with completion of the business combination. Together with Software Acquisition Group’s cash held in trust, assuming no redemptions by public stockholders, the company is expected to have over $300 million in cash and cash equivalents on its balance sheet that will be used to fund growth of the combined company, accelerating go-to-market strategy and strengthening our leadership position.

As I mentioned earlier, we are tremendously excited to bring this deal to our shareholders and to the market. Otonomo has achieved an impressive competitive leadership position by understanding the value embedded in automotive data and building a marketplace around it. The Company has assembled a tremendous team, and they are poised to change the automotive data landscape.

With that, I would like to now turn the call over to Ben and his team, who can share their perspective and further detail on the go-forward opportunity.

Ben Volkow, Founder & CEO of Otonomo

Thank you, Jon. I started Otonomo 5 years ago with a focus on connected vehicle data services, a new industry which brings huge opportunities to the automotive OEMs. Otonomo’s platform allows OEMs to utilize connected vehicle data leading to incremental revenues and improved customer satisfaction.

Otonomo’s vehicle data platform is a cloud solution, and we connect to the OEM databases through our API. This allows us to integrate, blur and analyze the connected vehicle data already sitting in those databases. Our platform does an enormous amount of processing of the data and then distributes it to an ecosystem of data consumers. It is a marketplace of automotive and mobility data. We supply the data to the ecosystem and work on a revenue share with the OEMs. This is similar to other marketplaces. We also supply SaaS software-based capabilities, which are licensed separately and enable both sides of the marketplace the flexibility to manage the technical aspects of working with the data.

2020 was a huge year for us. We more than doubled the number of vehicles on the platform to 40 million cars and we now have 16 OEM agreements. Otonomo provides a premier platform for automotive and mobility data. We believe that we have become the market standard for connected vehicle data.

90% of new cars sold in 2020 in Europe and North America were connected vehicles. In other words, they were sold with a modem and a SIM card. Those connected cars are enabling a huge new market, the market for connected services. A leading consultancy assumes this will be a $750 billion market by 2030. We address about 10% of this market or $70 billion, $20 billion of which is represents the connected vehicle data marketplace and $50 billion of which is technology enablement via licensed SaaS services.

I want to touch on the capabilities and value that we bring to both sides of the market. The first is technology. Otonomo has 26 patents pending. We supply both the OEMs and the data consuming service providers with the full technology stack needed. This creates stickiness and trust and gives us a leading market position. As a result, we have built a number of valuable partnerships with OEMs.

Data, services and enabling application ecosystems are not in the OEM’s DNA. Data services and connectivity are an enormous strategic opportunity for them - one that the OEMs are not ready to face alone. Otonomo has become a trusted partner and the gold standard in the market. In fact, we have become the data enablement department for many of the OEMs.

Analysts agree that data and services are the cornerstone for the future of the automotive industry. This is not only due to the large TAM and potential revenues, but because they bring recurring revenue with very high margins. Otonomo sits strategically at the epicenter of this market enabling the data and technology that empowers those services to scale.

We spent the last two years developing the technology and onboarding OEMs onto our platform. These are some of our OEM partners: BMW, Ford, Daimler, Toyota, Renault, Mitsubishi and Nissan. I think it’s instructive to note that the OEMs that we currently work with represent approximately 80% of the total market today.

We have hundreds of use cases and thousands of potential data consumers. Insurance is a good example. Others include predictive maintenance, fleets, smart cities and electric vehicle services. We want to highlight the fleet segment, which is one of our fastest growing areas and a huge opportunity. We have new fleets signing with us every quarter. Dealerships are another important opportunity. Today, dealers have no connected data. In the future, data will be useful in providing more focused services and timely maintenance for their customers.

We are proud of our 16 OEM partnerships, representing about 80% of the market in our focus areas and we expect to keep growing. We have a global partnership with BMW that has been connecting cars for the last 5 years creating a rich data set that we are helping them better utilize. Daimler is another important partnership. I believe these leading brands provide a clear and strong sign of Otonomo’s quality and demonstrate the value of our technology.

Turning to our technology, which I describe as the Otonomo engine where the fuel is our data. We get up to 150 parameters from a car, ranging from the windows to the engine to tires and the ADAS sensors, and the data is becoming even richer. The more data we receive the more value we can provide our partners and consequently the more business we will be able to capture.

We have invested heavily in our technology from day one. We knew it would be a key differentiator, and it would allow us to diversify the business by not only being a marketplace, but a comprehensive platform that also provides SaaS capabilities to complement our marketplace enablement. Our technology platform takes data from OEMs and through multiple steps cleanses it so that it is usable by any data consumer.

The first thing we do is normalize the data. This is needed because there is no current standard. Data from GM is different than Ford. Even makes and models per OEM may have different data formats. We manage the data security and privacy tools, including data blurring. We perform sanity checks to the data to eliminate erroneous data. We then enrich the data through AI and machine learning and then aggregate it to ultimately optimize universal access to the data. Finally, it is critically important that we ensure the privacy of all drivers and in order to do this we have invested heavily in privacy technology and multiple complex layers of security. We can comply with diverse regulatory requirements.

Let me turn to our business model. We have two revenue sources. The first is our data marketplace where we are already the clear leader with support for both aggregate and personal use cases. The second is the SaaS model that we license separately on top. There are multiple components of our SaaS offering. Each OEM works with one or several of these offerings. We have seven OEMs already using our SaaS capabilities. Our SaaS revenues are becoming a larger portion of our overall revenues, and we expect this trend to accelerate over time.

We worked closely with a leading consultancy to understand our competitive position. Their competitive assessment pointed to several important attributes that point to our competitive advantage and leadership in the market. We dominate in terms of OEM partnerships. Neutrality is another important factor. We work hard to operate on strict neutrality, in contrast to other players in the market. The fact that we support the neutral server, gives us an advantage with the OEMs. They can rely on us as their outsourced data department.

I would now like to turn the presentation over to Asaf Weisbrot, our Chief Commercial Officer, to discuss our go to market strategy.

Asaf Weisbrot, Chief Commercial Officer of Otonomo

Thank you, Ben.

Building a commercial strategy for a vehicle data marketplace is a challenging task. We balance the needs of the providers and consumers of data, to create an industry leading vehicle data platform benefiting both.

Starting with the data providers, who are the OEMs. We forecast significant growth on this side of the marketplace and are projecting our current base of approximately 40 million connected vehicles growing to 258 million by 2025. Existing OEM partners account for the vast majority of vehicles on the platform in 2021, and even in 2025 should account for almost 50% of our vehicles. We benefit from multiple additional growth drivers including geographical expansion, further penetration of existing models, new models and additional data types, all of which Otonomo is uniquely positioned to capture.

On the data consumer side of the marketplace, we have adopted a multi-pronged go to market approach. This includes direct, indirect and a self-serve platform. An example of the direct approach is working with rental companies who are independently using the data to optimize their fleets, as well as reduce fuel and maintenance costs. An example of the indirect GTM, which has an ever growing opportunity, is the fleet management solutions that provide data collection and management services to tens of thousands of fleets.

To augment and compliment these two channels we have our self-serve platform that provides automotive data to emerging mobility companies, many of which are rapidly becoming dominant players. Through this channel, we are opening the door for these customers so that from day one as they grow, our data can become the basis for their apps and services.

We are primed for a dramatic expansion of the total addressable market. Let me highlight two different customer types as examples. Consider a large leasing customer: we see a relatively modest growth in the number of vehicles for this existing customer.

However, as more vehicles are becoming connected, and Otonomo is signing more OEM partnerships, we can grow from 20% to 100% of the fleets’ vehicles in 5 years. With the improvement in the latency and frequency of data collection, and as the dataset becomes richer, we will address additional use cases for the leasing customers and charge more per vehicle per month.

Together, we expect these will lead to total potential revenue growth from this type of customer of 11x. Insurance companies represents another type of enterprise customer. We are confident that the number of connected vehicles and pricing will increase but also see a large opportunity for growth in the number of vehicles that could lead to revenue growth of almost 70x.

Finally, our go to market strategy recognizes the value of partners in our business. We have invested in building partnerships with industry focused companies like Brightbox for dealership management systems, CRM/ERP software and cloud providers like Salesforce and SAP, solution providers like Capgemini, and cloud providers like AWS and Microsoft, who provide the OEMs with sophisticated cloud systems to collect the vehicle data. Specifically cloud providers work with Otonomo to provide the OEMs with the use cases that illustrate the data utilization opportunities to justify the OEM’s investment.

I will now turn the presentation to Bonnie Moav or Chief Financial Officer.

Bonnie Moav, Chief Financial Officer of Otonomo

Thank you Asaf. As you have heard from Ben and Asaf, we have been focused on investing in, and building our platform and its capabilities with less emphasis on the demand side and on growing our revenues. We project revenue growth from approximately $400,000 in 2020 to approximately $3 million in 2021 to approximately $600 million by 2025.

We have two revenue sources: our data marketplace and our SaaS revenues. Our marketplace revenue is based on the amount of data consumed and the price we can charge for it, which varies by use case. The growth in marketplace revenues is driven by the engagement with existing and new data providers. We also expect our SaaS revenue to grow significantly as we start to monetize the software tools that we are already providing to both data providers and data consumers.

Our cost of sales is made up primarily of affiliate shares, which is the revenue share we give back the data providers, cloud services and the cost we pay in advance to access the OEM’s data. COGS as a percentage of revenues is expected to decline as our revenues grow. Our operating expenses are a mixture of marketplace and SaaS companies costs and are also expected to decline as a percentage of revenues. We expect to be EBITDA positive by 2024.

As previously mentioned, we have invested heavily in both our data marketplace and SaaS products through 2020. When marketing our data, we receive requests from OEMs to enable them with technology features, and this gives us the opportunity to grow and scale by launching new features in a SaaS model with higher margins. Until recently, we have not charged for SaaS features in accordance with our strategy to penetrate the market. In 2020, we secured over $1 million in SaaS revenues from our IOT Hub solution used by one of the largest OEMs. By 2025, half of our projected revenues is expected to come from our SaaS offerings, which should create strong stability for our business. We also project a conservative increase in both the average amount per installed base, which is the number of vehicles, and the average amount per transaction, which measures our revenue per data point, per trip or per vehicle.

Our platform is relatively young as we just started the active marketplace in 2020 and it will take us several years to ramp up. In 2021, we will still have a negative gross profit. This is due to early market revenues and the advanced payments for data as we are locking our OEMs into our platform. In 5 years, we expect to show a positive gross profit of 60%. This rapid growth in profit is based on expected growth in data consumption, increase in pricing, revenue from SaaS features with higher margins, and reduction in costs resulting primarily from the purchase of cloud services as a percentage of revenues.

We continue to focus on building the data mobility market and remaining the market leader. We have invested in headcount, data and technology, and we expect those investments to continue to grow.

We see the high potential and a window of opportunity that may never return. We want to scale quickly to expand the ecosystem, build the best technology and grow our leadership position.

With that I will turn it to Jon to describe the transaction details.

Jonathan Huberman- CEO of Software Acquisition Group

Thanks, Bonnie. I will run through some of the financial information of the transaction and review the valuation.

As I mentioned at the beginning of the call, post transaction the company is expected to have over $300 million in cash on its balance sheet, which is expected to fully fund Otonomo’s 5-year business plan. The pro forma enterprise value of the combined company is $1.1 billion.

As you heard from the team, Otonomo’s solution set is a combination of SaaS software and data marketplace, so we approached the valuation using three different comparable groups.

The first is High Growth Enterprise Software that trades on an EV to 2022 revenue multiple of 19.3X. The second group is High Growth Data Infrastructure companies that trade at 20X and third the Transaction Processors and Data Marketplaces that trade at 10.6X 2022 revenues. We based our valuation on Otonomo’s 2025 revenue and discounted that back 20% a year for four years and then applied the multiples we discussed. The result of these calculations was a valuation range of approximately $3-5.5 billion versus the $1.1 billion valuation we settled on with the investors and Board of Otonomo.

Beyond the comparable company multiples, we also benchmarked two critical financial metrics, revenue growth and gross profit margin. Otonomo’s revenues are projected to have a 142% CAGR over our forecast period to 2025 versus 25-30% for the comparables. Reflecting the growth phase of Otonomo, the gross margin in 2025 is projected to be 60%, slightly lower than the comparables. That said, the long-term model calls for that gap to continue to close.

We and Otonomo’s management are building a business for the long term and we hope to have investors who have the same perspective. Thank you for your time.